SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No.      )*

            MAUI LAND & PINEAPPLE COMPANY, INC.
                     (Name of Issuer)

                            COMMON
                 (Title of Class of Securities)

                         577345-10-1
                       (CUSIP Number)

                        JOSEPH W. HARTLEY JR.,
               P. O. BOX 187,  KAHULUI, HI 96732-0187
                              808-877-3351
            (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                        January 30, 1995
             (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check here      .

Check here if a fee is being paid with the statement   X  .  (A fee is not
required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  577345-10-1
13D

1.    Name of Reporting Person, SSN or IRS Identification No.:
      JOSEPH W. HARTLEY JR.
      SSN:  ###-##-####

2.    Check appropriate box if a member of a group*:
      THE J. WALTER CAMERON FAMILY GROUP                          (a)    [X]
                                                                  (b)    [ ]

3.    SEC use only


4.    Source of Funds*:  Not Applicable

5.    Check box if disclosure of legal proceedings is required pursuant to
      items 2(d) or 2(e)                                                 [ ]

6.    Citizenship or place of organization:  USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    Sole voting power:  -0-

8.    Shared voting power:  4,481

9.    Sole dispositive power:  -0-

10.   Shared dispositive power:  -0-


11. Aggregate amount beneficially owned by each reporting person: 4,481 (The J. Walter Cameron Family Group beneficially own in the aggregate 718,851 shares)

12.   Check box if aggregate amount in row 11 excludes certain shares*   [X]

13.   Percent of class represented by amount in row 11:  .3%

14.   Type of reporting person*:  IN




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SCHEDULE 13D

Item 1.     SECURITY AND ISSUER
            Common Stock
            Maui Land & Pineapple Company, Inc.
            120 Kane Street
            Kahului, Hawaii

Item  2.    IDENTITY AND BACKGROUND

      a.    Joseph W. Hartley Jr.
      b.    P. O. Box 187, Kahului, Hawaii 96732-0187
      c.    President of the issuer
      d. Mr. Hartley, during the past five years, has not been convicted in a criminal proceeding
      e. Mr. Hartley, during the past five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
      f.    Citizenship:  USA

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      Not applicable

Item 4.     PURPOSE OF TRANSACTION

            The securities beneficially owned by Mr. Hartley consist of shares allocated to his account in the issuer's Employee Stock Ownership Plan (the "ESOP"). Mr. Hartley expects additional shares to be allocated to that account pursuant to the normal operation of the ESOP, including allocations that will occur as of December 31, 1994.

            Mr. Hartley expects to retire as president and chief executive officer of the issuer on March 31, 1995. He also expects to be nominated for election as a director at the issuer's 1995 annual meeting. In connection with a review of share ownership in the issuer by members of the J. Walter Cameron Family Group (the "Family Group"), Mr. Hartley has concluded that he should be considered a member of the Family Group. That conclusion reflects his view that members of the Cameron family have provided essential leadership to the issuer during his 37-year career with the issuer and its subsidiaries; his view that the issuer's interests will be furthered by the Family Group's continued ownership of substantial portions of the issuer's shares; Mr. Hartley's expectation that he will support and encourage continued ownership by the Family Group of a substantial block of the issuer's securities; Mr. Hartley's present intent in furtherance of those views to retain to the extent practicable after his retirement beneficial ownership of shares presently allocated to his ESOP account; and Mr. Hartley's expectation that he will vote shares beneficially owned by him in support of



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      continued representation on the issuer's board of members or representatives of the Family Group.

            Except for the foregoing, and except for any plans or proposals that may be presented to or formulated by the issuer's board of directors in the course of Mr. Hartley's responsibilities as the issuer's president and chief executive officer, or as a director if elected to its board, Mr. Hartley has no plans or proposals which relate to or would result in: the acquisition by any person of additional securities of the issuer or the disposition of the issuer's securities; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's business or corporate structure; changes in the issuer's charter or by laws, or other actions which may impede the acquisition or control of the issuer by any person; causing a class of the issuer's securities to cease to be authorized to be quoted in an inter-dealer quotation system or registered national securities association; a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.



Item 5.     INTEREST IN SECURITIES OF THE ISSUER
      a. & b. Beneficial Ownership of:

      The J. Walter Cameron Family Group
            Aggregate number of beneficially owned: 718,851
            Percent of Class: 40%

      Beneficial ownership of the issuer's shares by members of the J. Walter Cameron Family Group, to the extent known to Mr. Hartley, is set forth on Exhibit A hereto.

      Joseph W. Hartley Jr.

      Aggregate number of shares beneficially owned:  4,481
      Percent of Class:  .3%

      Number of shares as to which there is:

      (i)   sole power to vote or to direct the vote:  -0-
      (ii)  shared power to vote or to direct the vote:   4,481
      (iii) sole power to dispose or direct that disposition: -0-
      (iv)  shared power to dispose or direct the disposition: -0-

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      The foregoing figures do not include certain shares held by the ESOP, beneficial ownership of which is disclaimed by Mr. Hartley. See Note B. to Exhibit A.

      c. On January 24, 1995, Mary C. Sanford purchased 62 shares of the issuer's common stock in a private transaction at a price of $54 per share. On January 26, 1995, Mary C. Sanford purchased 150 shares of the issuer's common stock at a price of $54 per share. The transaction was effected through Monroe Securities Inc., a bulletin board market maker of the issuer's common stock.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER
      See Item 4.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS

      Exhibit A attached shows the members of the J. Walter Cameron Family group, and share ownership information described therein.




      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  /s/ Joseph W. Hartley Jr.
      Signature:____________________________

                  February 7, 1995
      Date:_____________________________


      Name/Title:  JOSEPH W. HARTLEY JR.








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                                   EXHIBIT A

                      THE J. WALTER CAMERON FAMILY GROUP



PREAMBLE

            The J. Walter Cameron Family Group (the "Group") consists of Frances B. Cameron, Mary C. Sanford, Claire C. Sanford, Jared B. H. Sanford, Richard H. Cameron, Douglas B. Cameron and Joseph W. Hartley Jr. Part A of this exhibit identifies shares of Maui Land & Pineapple Company, Inc. ("ML&P") owned individually by each member of the Group. Part B identifies ML&P shares owned by entities for which members of the Group serve as trustees, general partners or directors. Such entities are listed because group members holding such positions and/or the Group may, due to such positions, be deemed under
Section 13 to share beneficial ownership of shares held by such entities. Inclusion in this exhibit of such entities does not mean or imply that such entities themselves constitute Group members.

            The total number of ML&P shares beneficially owned by members of the Group, including shares held by the entities listed in Part B, is 718,851 shares, or 40% of ML&P's outstanding stock.


A.    GROUP MEMBERS (Note A)                       Shares Held

            The following individuals hold sole voting and dispositive power with respect to shares listed below, except as indicated in Notes B and C.

(1)   Frances B. Cameron                                       -0-
            (mother of Mary C. Sanford and of
            Colin C. Cameron, deceased)

(2)   Mary C. Sanford (including shares                     60,297
            held as Trustee of the
            Mary C. Sanford Trust)

(3)   Claire C. Sanford                                     43,051
            (daughter of Mary C. Sanford)

(4)   Jared B. H. Sanford                                   43,050
            (son of Mary C. Sanford)


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(5)   Richard H. Cameron                                    34,360
            (son of Colin C. Cameron)                     (Note B)

      (a)   Jyl D. S. Cameron                                  500
            (wife; not a group member)                    (Note C)

      (b)   Jyl D. S. Cameron as Custodian                     100
            for Summer Cameron (daughter)                 (Note C)

      (c)   Richard H. Cameron as Custodian                    400
            for Summer Cameron (daughter)

      (d)   Richard H. Cameron as Custodian                    400
            for Julia Cameron (daughter)

      (e)   Richard H. Cameron as Custodian                    400
            for Mara Cameron (daughter)

(6)   Douglas B. Cameron                                    35,511
            (son of Colin C. Cameron)

(7)   Joseph W. Hartley Jr.                                  4,481
                                                          (Note B)


B.    RELATED ENTITIES                                 Shares Held

            The following entities are record holders of the shares listed below.

(8)   Ethel S. Baldwin Trust                               180,087
            Trustees are Frances B. Cameron (1)
            and Hawaiian Trust Co., Ltd.
            Trust beneficiaries are Frances B.
           Cameron and Mary C. Sanford (2).

(9)   J. Walter Cameron Trust                               20,360
            Trustees are Mary C. Sanford (2),
            Claire C. Sanford (3),
            Richard H. Cameron (5),
            Margaret A. C. Alvidrez (Note A)
            and Hawaiian Trust Co., Ltd.
            Trust beneficiary is
            Frances B. Cameron (1).


(10)  Colin C. Cameron Trust                                51,110
            Trustees are Richard H. Cameron (5),
            Douglas B. Cameron (6),


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            Francis C. Ort (Note A),
            Margaret A. C. Alvidrez (Note A),
            and Hawaiian Trust Co., Ltd.
            Trust beneficiaries are
            Richard H. Cameron, Douglas B. Cameron,
            Margaret A. C. Alvidrez, Frances C. Ort
            and Pamela A. Cameron (widow of
           Colin C. Cameron).

(11)  Cameron Family Partnership,                           99,776
            a limited partnership of which
            Mary C. Sanford (2),
            Claire C. Sanford (3),
            Richard H. Cameron (5),
            and Frances C. Ort (Note A)
            are the general partners.

(12)  Allan G. Sanford Trust                                39,029
            Trustee is Mary C. Sanford (2).
            Beneficiaries are
            Claire C. Sanford (3), and
            Jared B. H. Sanford (4).

(13)  Maui Publishing Company, Ltd.                        105,939
            Frances B. Cameron (1),
            Mary C. Sanford (2),
            Claire C. Sanford (3),
            Jared B. Sanford (4),
            Richard H. Cameron (5),
            Frances C. Ort (Note A) and
            Margaret A. C. Alvidrez (Note A)
            serve on the 10-member board of
            directors of Maui Publishing Company, Ltd.
            Mary C. Sanford is the chairman, publisher and president, and Richard H. Cameron is the vice president, of that company.
            Members of The Cameron Family Group are controlling shareholders of Maui Publishing Company, Ltd.

NOTES:

A. As of the date of this filing, the reporting person's understanding is that Margaret A. C. Alvidrez and Frances C. Ort (daughters of Colin C. Cameron) are no longer members of the Group. Accordingly, this exhibit does not include shares held by those individuals.

B. The amounts listed for Richard H. Cameron and Joseph W. Hartley include 1,349 shares and 4,481 shares allocated as of December 31, 1993 to their respective accounts

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      in the Maui Land & Pineapple Company, Inc. Employee Stock Ownership Plan
      (the "ESOP"), which holds 150,788 shares of ML&P's common stock.
      Messrs. Cameron and Hartley hold shared voting power with respect to shares allocated to their respective ESOP accounts. The ESOP Trustee is required to vote shares allocated to a participant's account in accordance with his or her instructions, and to vote shares for which no instructions are received and unallocated shares in the same proportions as allocated shares are voted pursuant to instructions received.
      Messrs. Cameron and Hartley comprise two of the five members of the ESOP administrative committee. The administrative committee holds dispositive power with respect to shares held by the ESOP. Committee action requires the approval of a majority of its members, and the committee is required to perform its duties solely in the interests of plan participants. Accordingly, Messrs. Cameron and Hartley each disclaim beneficial ownership of shares held by the ESOP (other than shares allocated to their respective ESOP accounts), and such shares are not included in their ownership figures. If beneficial ownership of such shares were attributed to Messrs. Cameron and Hartley and to the Group, the aggregate beneficial ownership of each of those individuals and of the Group would be as follows:

                        Richard             Joseph
                     C. Cameron           W. Hartley       Group

Sole Voting             34,211              0                 0
  Power

Shared Voting          279,134             4,481             863,809
  Power

Sole Dispositive        34,211              0                 0
  Power

Shared                 428,573           150,788             863,809
  Dispositive
  Power

Aggregate Shares       428,573           150,788             863,809
  Beneficially
  Owned

Percentage of            23.8%               8.4%              48.1%
  Outstanding
  Shares



C. Richard H. Cameron may be deemed to share voting and dispositive power with respect to the shares held by Jyl D. S. Cameron.


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